SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

Fiesta Restaurant Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31660B101

(CUSIP Number)

Michael J. Sharp

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

212-284-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 31660B101

1.	Name of Reporting Person Jefferies Financial Group Inc., on behalf of itself and its controlled subsidiaries I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 13-2615557
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (see Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO; HC

This Amendment No. 11 amends the Statement on Schedule 13D first filed by Jefferies Financial Group Inc. (formerly, Leucadia National Corporation (“Jefferies”)) on behalf of itself and its controlled subsidiaries (collectively, the “Reporting Person”) with the Securities and Exchange Commission on June 19, 2017, as amended by Amendment No. 1 filed on August 18, 2017, Amendment No. 2 filed on August 31, 2017, Amendment No. 3 filed on September 11, 2017, Amendment No. 4 filed on March 1, 2018, Amendment No. 5 filed on November 9, 2018, Amendment No. 6 filed on May 14, 2019, Amendment No. 7 filed on May 28, 2019, Amendment No. 8 filed on May 31, 2019,Amendment No. 9 filed on February 28, 2020 and Amendment No. 10 filed on August 16, 2023 relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fiesta Restaurant Group, Inc., a Delaware corporation (the “Issuer” or “Fiesta”). The principal executive offices of the Issuer are located at 14800 Landmark Boulevard, Suite 500, Dallas, Texas 75254. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D, as amended to date.

The following items are hereby amended to add the information set forth below:

Item 4. Purpose of Transaction.

On August 6, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fiesta Holdings, LLC, a Delaware limited liability company (“Parent”), and Fiesta Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”). On October 30, 2023, pursuant to the terms and conditions set forth in the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. As of the effective time of the Merger, each outstanding share of Common Stock was automatically cancelled and converted into the right to receive merger consideration in the amount of $8.50 per share in cash, without interest.

Accordingly, as a result of the Merger on October 30, 2023, the Reporting Person (including BEI-Longhorn LLC, an indirect wholly owned subsidiary of Jefferies that held all of the shares of Common Stock beneficially owned by Jefferies) no longer beneficially owns any shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in this Item 5.

Number of shares of Fiesta common stock as to which the Reporting Person has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 0

The Reporting Person has not entered into any transactions in shares of Common Stock during the past sixty days, except as reported in Item 4 above. As of the close of business on October 30, 2023, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding class of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2023	Jefferies Financial Group Inc.

	By:	/s/ Michael J. Sharp
Michael J. Sharp
Title: Executive Vice President and General Counsel